

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Liang Lance Zhou
Chief Executive Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA 92807

> **Re: Phoenix Motor Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 20, 2022**
> **File No. 333-261384**

Dear Dr. Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1 filed April 20, 2022

Prospectus Summary, page 1

1. Please balance your disclosure in the summary with information regarding your net losses, negative cash flows, and accumulated deficit recorded in 2021. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risk Factors
Our amended and restated certificate of incorporation provides..., page 29

2. We note your disclosure that your amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities

Act. Since Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 36

3.   We note that the underwriting fees are variable depending on which party has "introduced" investors. Accordingly, please revise this section to identify the assumptions upon which net proceeds are based. Additionally revise this section to disclose that $250,000 of gross proceeds will be deposited into an indemnification escrow account, as described in the underwriting section.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenues, page 44

4.   We note your tabular presentation of disaggregated revenues. Please revise to address the following:

- Provide additional information (preferably in tabular format) to quantify the number of units sold (*e.g.*, # of EVs sold, # of EV leases, etc.) for the respective reporting periods.

- Expand your narrative (here and within your Government Grant policy note on page F-12) to quantify the aggregate amount (and weighted average amount) of government grants recorded within your sales of EVs and leases of EVs for the respective reporting periods.

- Expand your narrative (here and within your Revenue Recognition policy note on page F-11) to clarify where your sales of electric drive system kits are reported. In addition, provide similar information as requested in the first bullet point above.

Business
Customers and Backlog, page 63

5.   We note your backlog as of December 31, 2021, of approximately 63 orders consisting of 37 vehicles and 26 electric drive system kits. We also note the vehicle order backlog represents $11.1 million of revenue. Please revise to also quantify the amount of revenue that the backlog of 26 electric drive systems kits represents.

Directors and Executive Officers, page 71

6.   We note that Dr. Liang Lance Zhou has signed your registration statement in his capacity as chief executive officer and also as a director, but that he is not identified or described as a director in this section. Please revise to reconcile this apparent inconsistency.

Item 16 - Exhibits and Financial Statement Schedules, page II-1

7.   Please provide an updated auditor's consent. Refer to Item 601(b)(23) of Regulation S-K.

Exhibits

8.   Disclosure in your filing, including on pages 29 and 86, states that your amended and restated certificate of incorporation will contain an exclusive forum provision, but we are unable to locate this provision in your corporate documents filed as Exhibits 3.1-3.5. Please remove the related disclosure from the prospectus, or advise.

9.   The legal opinion filed as Exhibit 5.1 refers to warrants being offered, while the registration statement has been revised to reflect an offering of common stock only. Please file a revised legal opinion to accurately reflect the securities being offered and registered.

General

10.
        We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

11.   We note an apparent inconsistency in the treatment of your authorized share capital and par value following the reverse stock split in March 8, 2022. The amended certificate of incorporation filed as Exhibit 3.5 indicates that the reverse stock split "shall have no effect on the number of authorized stock," and refers to par value of $0.0001 per share. By contrast, disclosure in the prospectus (*e.g.,* the cover page, capitalization table, and page F-19 of the financial statements) indicates that there are 112,500,000 authorized shares of capital stock, par value $0.0004 per share, following the reverse stock split. Please revise to reconcile.

        You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Anne Parker at 202-551-3611 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: David C. Fischer